Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797-2033
Telephone: 516-364-1902
Fax: 516-364-3798


	May 26, 2009

VIA EDGAR

Mr. Matthew Crispino
United States Securities and Exchange
Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: 	Research Frontiers Incorporated
	Form 10-K for Fiscal Year Ended December 31, 2008
        Filed March 10, 2009
	File No. 001-09399

Dear Mr. Crispino:

This letter is in response to your comment letter dated May 22, 2009 (which is attached). For convenience, our response is numbered to correspond to the comment number in your comment letter.

Comment No. 1

We note your statement that "the Company's Chairman and its CEO and CFO concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiary) required to be included in the Company's periodic SEC filings." We note the same language appears in Item 4 of your Form 10-Q for the quarter ended March 31, 2009. Please tell us, if true, that as of the end of the periods covered by your Form 10-K and Form 10-Q,your officers concluded that your disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by your company in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
See Exchange Act Rule 13a-15(e). Please confirm that you will include similar disclosure in your future filings.


This is to confirm that as of the end of the periods covered by our Form 10-K (December 31, 2008) and our most recently filed Form 10-Q (March 31, 2009), our officers concluded that our disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to your management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
We also hereby confirm that we will include similar disclosure in our future filings with the SEC.


Comment No. 2

We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In addition, we note that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of your Rule 13a-14(a) certifications.
We also note that these same changes appear in the certifications filed with your quarterly report on Form
10-Q for the quarter ended March 31, 2009. In future filings, please be sure that your certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. See Staff Alert: Annual Report Reminders (March 4, 2005) at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm

This is to confirm that in our future filings with the SEC, our certifications filed as Exhibits 31.1 and 31.2 shall be in the exact form as set forth in Item 601(b)(31) of Regulation S-K.



Research Frontiers Incorporated (the "Company" hereby acknowledges that:

1. 	The Company is responsible for the
adequacy and accuracy of the disclosure in its filings with the Securities and Exchange
Commission;

2.	Staff comments or changes to disclosure
in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments
as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.


Sincerely,

/s/ Joseph M. Harary

Joseph M. Harary
President, Chief Executive Officer
and General Counsel

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


        DIVISION OF
CORPORATION FINANCE


 Mail Stop 4561

                                    May 22, 2009


 Robert L. Saxe
 Chairman and Chief Technology Officer
 Research Frontiers Incorporated
 240 Crossways Park Drive
 Woodbury, New York 11797

Re:  Research Frontiers Incorporated
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed March 10, 2009
     File No.  001-09399

 Dear Mr. Saxe:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Item 9A.  Controls and Procedures

 Conclusions Regarding the Effectiveness of Disclosure
 Controls and Procedures

 1. We note your statement that "the Company's Chairman and its CEO and CFO concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiary) required to be included in the Company's periodic SEC filings." We note the same language appears in Item 4 of your Form 10-Q for the quarter ended March 31, 2009. Please tell us, if true, that as of the end of the periods covered by your Form 10-K and Form 10-Q,your officers concluded that your disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by your company in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
      See Exchange Act Rule 13a-15(e). Please confirm that you will include similar disclosure in your future filings.

 Item 15.  Exhibits, Financial Statement Schedules and
 Reports on Form 8-K

 Exhibits 31.1 and 31.2

 2. We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In addition, we note that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of your Rule 13a-14(a) certifications.
      We also note that these same changes appear in the certifications filed with your quarterly report on Form 10-Q for the quarter ended March 31, 2009. In future filings, please be sure that your certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. See Staff Alert: Annual Report Reminders (March
      4, 2005) at
      http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030
      405.htm

      Please respond to these comments within 10 business days or tell us when you will provide us with a response.
 You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

 - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
      States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3456. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                    Sincerely,



                                    Matthew Crispino
                                    Staff Attorney

 cc:  Via Facsimile (516) 364-3798
      Joseph M. Harary, Esq.
      President, Chief Executive Officer and General Counsel
      Research Frontiers Incorporated